(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 0-21145 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

COVALENT GROUP, INC.

Full Name of Registrant

Former Name if Applicable

One Glenhardie Corporate Center, 1275 Drummers Lane, Suite 100

Address of Principal Executive Office (Street and Number)

Wayne, Pennsylvania 19087

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report or Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

Covalent Group, Inc. (the “Company”) is unable to file its Annual Report (the “Annual Report”) on Form 10-K for its fiscal year ended December 31, 2003 by the prescribed date of March 30, 2004 due to delays incurred in connection with the internal processing, review and analysis of certain financial and other information to be included in the Annual Report. As a result of this delay, the Company is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense. The Company anticipates that the Annual Report will be filed on or before the fifteenth calendar day following its prescribed due date.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Daniel W. Hood (Name)	610 (area code)	975-9533 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The Company announced its financial results for the fourth quarter and fiscal year ended December 31, 2003 on March 10, 2004 (see Current Report on Form 8-K furnished March 10, 2004) and reported significantly lower earnings for the year ended December 31, 2003 when compared to the same period in 2002, primarily due to a decrease in short-term R&D expenditures and reduced outsourcing in the pharmaceutical and biotechnology industries which had an adverse effect on the Company’s ability to sign new contracts.

COVALENT GROUP, INC.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 29, 2004	By	/s/ Daniel W. Hood

Name: Daniel W. Hood
Title: Controller and Principal Accounting Officer